1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

October 2, 2014

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI (Bermuda) Limited
Form 10-K for Fiscal Year Ended June 30, 2014
Filed August 25, 2014
File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2014, with respect to the Company’s Form 10-K for Fiscal Year Ended June 30, 2014, File No. 001-33628, filed with the Commission on August 25, 2014 (the “Annual Report”).

We are also concurrently providing certain information responsive to Comment 2 and a portion of Comment 4 in a separate letter (the “Supplemental Letter”) with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Supplemental Letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Annual Report unless otherwise specified.

Securities and Exchange Commission

October 2, 2014

Form 10-K for Fiscal Year Ended June 30, 2014

Notes to Consolidated Financial Statements

Note 3 – Acquisitions and Dispositions, page 87

Acquisition of EPL Oil & Gas, Inc., page 90

1.	We note that you recognized goodwill of approximately $327.2 million in connection with your acquisition of EPL Oil & Gas, Inc. Please revise your disclosure to provide a qualitative description of the factors that make up the goodwill recognized as required by FASB ASC 805-30-50-1.

RESPONSE: We acknowledge the Staff’s comment to revise our disclosure and provide qualitative description of the factors that make up the goodwill recognized by us and as required by FASB ASC 805-30-50-1. The Company proposes to include in its financial statements and has provided with this letter, as Exhibit A, revised and expanded disclosure based upon the disclosure set forth under “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3–Acquisitions and Dispositions—Acquisition of EPL Oil & Gas, Inc.” in the Annual Report in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s upcoming quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2014.

Note 4 – Property and Equipment, page 94

2.	You have stated your intention to reduce capital commitments on exploration and other activities that do not provide incremental production. Please tell us how this will impact your participation in the exploratory wells in progress disclosed on page 95 of your Form 10-K.

RESPONSE: In response to the Staff’s comment, the Company has provided a narrative explanation in the Supplemental Letter. The Company has requested confidential treatment for the response to this comment.

Note 10 – Stockholders’ Equity, page 110

Common Stock, page 110

3.	Please revise to provide disclosure showing the changes in each class of your common stock in the periods for which you have presented a statement of income. Refer to Rule 5-02(29) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment to provide disclosure showing the changes in each class of our common stock in the periods for which we have presented a statement of income pursuant to Rule 5-02(29) of Regulation S-X. The Company would propose to make additional disclosure in its financial statements and has provided with this letter, as Exhibit B, revised and expanded disclosure based upon the disclosure set forth under “Item 8. Financial Statements and Supplementary Data—Consolidated Statements of Stockholders’ Equity” in the Annual Report in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2015.

Securities and Exchange Commission

October 2, 2014

Note 22 – Supplementary Oil and Gas Information, page 124

Estimated Net Quantities of Oil and Natural Gas Reserves, page 124

4.	Consistent with disclosure in your prior year filing on Form 10-K, we note your statement that the relative portion of proved undeveloped reserves (“PUDs”) to be developed will vary by year depending on financial targets such as reducing debt and/or drilling within cash flow, drilling obligatory wells, and the inclusion of new acquisitions with PUDs. Pursuant to Rule 4-10(a)(26) of Regulation S-X, the recognition of reserves requires a reasonable expectation that necessary financing exists. Please tell us how the $2.4 billion increase in your debt balance and the resulting change to interest expense along with your stated goal of reducing leverage during the next few years is expected to impact your ability to fund the development of your PUDs. As part of your response, please describe your plan to allocate cash flow from operations between funding your capital program and paying down debt.

RESPONSE: Our five-year plan anticipates funding our drilling costs from cash flow and also paying down debt. At the time of the filing of our Annual Report, our fiscal 2015 capital budget was expected to be approximately $875 million, which includes approximately $475 million of development drilling, completion, and recompletion capital. Consistent with the disclosure in our Annual Report, our current drilling plan is focused on developing PUDs where we have reasonable certainty of success. We project that the total capital needed to develop 100% of our reported PUDs will be, on average, approximately $286 million per year, totaling approximately $1,430 million in the next five fiscal years. As noted in our response to Comment 5 below, because our PUD expirations are more significant in 2018 and 2019 as opposed to the next three fiscal years, we believe that by spending at least the average amount projected to be required for the development of our PUDs each year, we will be able to develop 100% of our PUDs within the next five years.

Our capital budget for fiscal year 2015 is premised on spending the majority of our cash flow from operations to grow production through reserve development and to utilize the increased cash flow from the higher level of production to pay down debt. Although currently not anticipated by our fiscal 2015 capital budget or guidance, we also intend to pursue certain asset sales as a means of accelerating the reduction of our debt. However, even if an asset sale does not occur, we believe that the increased rate of production in future years should enable us to generate excess cash flow and allow for debt reduction.

Our guidance for the fiscal year ending June 30, 2015 projects that EBITDA will range from $928 million to $1,359 million, assuming realized oil prices ranging from $95 to $110 per Bbl, with a mean estimate of $1,144 million. As discussed earlier, our current drilling plan is focused on developing PUDs where we have reasonable certainty of success, as compared with prior years when we had allocated a larger percentage of our budget towards exploratory drilling. In comparison to fiscal 2014 where we spent 28% of our total development drill, recomplete and exploration drill dollars on exploration, in fiscal 2015 we are spending only about 8% on exploration. By concentrating our spending on lower-risk development and recompletes in fiscal 2015, we anticipate increasing the certainty that we will be able to increase our production while decreasing the risk of capital over-expenditure. We project that total production for fiscal 2015 will grow approximately 9% from an average of 59.3 MBOE/d in June 2014, the first month in which we had control over the production from the EPL assets, to approximately 64.6 MBOE/d by the month of June 2015, with an average of 61.5 MBOE/d. Oil production grows from 43.9 MBbl/d to 46.9 MBbl/d with an average for the year of 44.5 MBbl/d, for an over-all increase in production of approximately 7%. Assuming we maintain the same level of capital spending per year and a similar amount spent on development, we expect to continue to grow our production, although the level of growth will be a bit lower.

Securities and Exchange Commission

October 2, 2014

After deducting our total interest and dividend costs of approximately $303 million, we estimate that we may need to draw a small amount on our corporate revolver during fiscal 2015 to fund our capital expenditures. However, as a result of our projected increase in the level of production, we expect that cash flow will be positive in fiscal 2016 and each year thereafter.

(in millions)
EBITDA	$1,143
Interest/Dividends	303
Capital Expenditures	875
Cash Flow available for Debt Reduction	$(35)

Assuming we maintain our anticipated level of capital expenditures of $875 million per year, we believe that we will realize increasing rates of production year over year. Assuming that the commodity mix, prices and costs remain similar to our fiscal 2015 forecast, we believe that future years should generate higher levels of EBITDA and increased positive cash flow to pay down debt and that we will have sufficient capital for developing our PUD reserves within the five year window without any divestitures or monetizations.

Given recently lower commodity prices, we recently cut expected capital expenditures from $875 million to a range of $785 million to $840 million, with $815 million as the expected case. Approximately half of the reduced capital spending includes reductions in G&A and the deferral of certain facility costs, neither of which affect production. Approximately half of the remaining reduction reflects the deferral of certain recompletes and certain development drill wells. We believe that decreasing capital expenditures will enable us to continue to generate approximately the same level of cash flow in fiscal 2015 as projected in our guidance while still enabling us to maintain production within our guidance, although the deferral of certain development wells will lower the level of production in the exit rate for the fiscal year slightly. We are currently expecting to spend $449 million for development drilling, completions, and recompletions in fiscal 2015, which is higher than the average amount we project that we will need to spend over the next five years to develop our PUD reserves.

Securities and Exchange Commission

October 2, 2014

In addition to the response above, the Company has also provided additional disclosure responsive to Comment 4 in the Supplemental Letter. The Company has requested confidential treatment for the portion of its response to Comment 4 included in the Supplemental Letter.

5.	In the fiscal years ended June 30, 2014, 2013 and 2012, we note that you developed approximately 9.5%, 8.4%, and 4.3% of your PUDs, respectively. Disclosure in your Form 10-K states that, in the near-term, you will focus on maximizing returns on existing assets by deploying capital resources on lower risk development drilling in the fields where you have previously enjoyed success. Please tell us how this capital resource plan will impact your ability to convert PUDs to proved developed status in a timely manner, especially considering that you converted less than 10% of your PUDs in each of the last three fiscal years. As part of your response, please tell us about your development plan for the PUDs acquired from EPL Oil & Gas, Inc. Refer to Rule 4-10(a)(31) of Regulation S-X.

RESPONSE:

We believe that our increased focus deploying capital resources on lower risk development increases our ability to convert PUDs to proved developed status in a timely manner. As discussed earlier, our current drilling plan is focused on developing PUDs where we have reasonable certainty of success, as compared with prior years when we had allocated a larger percentage of our budget towards exploratory drilling. We expect that the total projected capital needed to develop 100% of our reported PUDs, including the PUDs acquired from EPL, will be, on average, approximately $286 million per year, totaling approximately $1,430 million in the next five years. As disclosed in our Annual Report, we currently plan to develop our PUDs at an accelerated rate and anticipate spending $475 million in development capital expenditures in fiscal 2015. We believe our development plan is in compliance with the requirements of Rule 4-10(a)(31) of Regulation S-X such that we develop our proved undeveloped reserves within five years from the booking date or those reserves are dropped from the proved undeveloped reserves.

Our PUD expiration schedule based on the five-year time limit from the time they were recognized in our reserves report is as follow:

PUD Expiration Year	Net MBOE	Capital (in thousands)	Well Count

2012 (1)	917	$3,780	2
2016	8,885	103,133	17
2017	3,819	83,466	8
2018	39,871	510,533	42
2019 (2)	42,765	729,580	68

________________

(1)	As disclosed in the Annual Report, the development of these two PUDs require sidetracking from two existing PDPs that are still producing economically.
(2)	The PUDs acquired from EPL Oil & Gas, Inc. were first recognized in our reserves report this year, thus they all have a 2019 expiration date.

Securities and Exchange Commission

October 2, 2014

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI (BERMUDA) LIMITED

By:	/s/ David West Griffin
Name:	David West Griffin
Title:	Chief Financial Officer

cc:	Sarah Morgan

Exhibit A

Acquisition of EPL Oil & Gas, Inc.

Goodwill arose subsequent to the EPL Acquisition primarily because the combined company resulted in a significantly increased enterprise value and this increased scale provided us with opportunities to increase our equity market liquidity, lower insurance costs, achieve operating efficiencies by utilizing EPL’s existing infrastructure and lower costs through optimization of offshore transport vehicles and consolidation of shore bases, lowering general and administrative functions by consolidating corporate support functions and utilizing complementary strengths and expertise of the technical staff of the two companies to timely identify and drill prospects. We can utilize latest drilling and seismic acquisition technologies, namely dump-floods, horizontal drilling, Wide Azimuth (“WAZ”) and Full Azimuth Nodal (“FAN”) seismic technologies licensed by EPL, that enhance production and assist in identifying deep-seated structures in the shallow waters over a significantly broader asset portfolio concentrated in the GoM Shelf. In addition, goodwill also resulted from the requirement to recognize deferred taxes on the difference between the fair value and the tax basis of the acquired assets.

Exhibit B

ENERGY XXI (BERMUDA) LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Thousands)

	Preferred Stock										Accumulated Other
	5.625%		7.25%		Common Stock		Treasury Shares		Additional		Compre- hensive	Total
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Paid-in Capital	Accumulated (Deficit)	Income (Loss)	Stockholder’s Equity
Balance, June 30, 2011	1,050	$1	8	$-	76,204	$381			$1,479,959	$(465,160)	$(68,484)	$946,697
Common stock issued, net of direct costs					368	1			10,051			10,052
Common stock based compensation					256	2			11,758			11,760
Preferred stock converted to common	(236)				2,319	12			(12)
Common stock dividends										(5,516)		(5,516)
Preferred stock dividends										(13,028)		(13,028)
Preferred stock inducement									29	(6,068)		(6,039)
Comprehensive income										335,827	126,087	461,914
Balance, June 30, 2012	814	1	8	-	79,147	396			1,501,785	(153,945)	57,603	1,405,840
Common stock issued, net of direct costs	(1)				278	1			7,021			7,022
Common stock based compensation									3,505			3,505
Repurchase of company common stock							2,939	$(72,663)				(72,663)
Common stock dividends										(25,992)		(25,992)
Preferred stock dividends										(11,496)		(11,496)
Comprehensive income										162,081	(31,051)	131,030
Balance, June 30, 2013	813	1	8	-	79,425	397	2.939	(72,663)	1,512,311	(29,352)	26,552	1,437,246
Common stock issued, net of direct costs					14,295	81			341,478			341,559
Common stock based compensation									6,711			6,711
Repurchase of company common stock							6,477	(170,266)				(170,266)
Treasury stock retired						(10)	(2,087)	52,966	(52,956)			-
Common stock reissued							(7,329)	189,963	(32,030)	(3,216)		154,717
Discount on convertible debt									61,948			61,948
Common stock dividends										(34,680)		(34,680)
Preferred stock dividends										(11,489)		(11,489)
Comprehensive income										59,111	(47,027)	12,084
Balance, June 30, 2014	813	$1	8	$-	93,720	$468	-	$-	$1,837,462	$(19,626)	$(20,475)	$1,797,830